FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release, dated October 29, 2006, regarding operating contracts signed with the Bolivian government

Item 1

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 29 October 2006

Number of pages: 1

PRESS RELEASE

Repsol YPF has signed today with the Bolivian government the new operating contracts that will regulate the company’s activity in that country under the new legal regime established by the Bolivian authorities within the framework of the new Hydrocarbon Law and the Nationalization Decree of May 1st.

Repsol YPF deems that this agreement is in line with the commitment made public by the President of Bolivia, Evo Morales, to guarantee a framework of legal certainty for its investments, a principle that Repsol YPF considers essential for the development of its business in that country. In this respect, Repsol YPF values that the new contracts guarantee the return on the investments made to date in Bolivia and those to be developed in the future.

This scenario of legal certainty together with public recognition of the investments made to date by Repsol YPF in Bolivia will permit the development of new investment projects in that country, which will enhance the welfare of the Bolivian people.

Repsol YPF holds mining rights on 32 blocks in Bolivia, seven exploration blocks with a net surface area of 9,264 km2 and 25 exploitation blocks with a surface area of 2,174 km2.

Between October 1997 and March 2006, Repsol YPF has invested $1,167 million and became one of the largest tax payers in the country, disbursing $1,275 million in direct taxes, patents on mining acreage, royalties and stakeholdings. The company also gives direct employment to 300 workers and has created 3,000 indirect jobs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 6, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer